Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

November 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Abby Adams

Re:	Cidara Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3

Filed: November 10, 2021

File No. 333-260970

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended, to become effective at 4:00 p.m. Eastern Time on November 22, 2021 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142.

Very truly yours,

CIDARA THERAPEUTICS, INC.

/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
President and Chief Executive Officer